--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF MAY 2002

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                               (525) 55-5201-0800

     The registrant files annual reports under cover of Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
  Condensed Balance Sheets as of March 31, 2002 and December
     31, 2001...............................................    2
  Condensed Statements of Operations for the three months
     ended March 31, 2002 and 2001..........................    3
  Condensed Statements of Cash Flows for the three months
     ended March 31, 2002 and 2001..........................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Operating and Financial Review and Prospects................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                               MARCH 31,     DECEMBER 31,
                                                                 2002            2001
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $   20,102      $   26,194
  Restricted and segregated cash............................     122,814         155,496
  Accounts receivable, net..................................       3,831           2,042
  Prepaid insurance.........................................       6,351           7,414
  Due from related parties..................................       6,774           7,200
  Deferred income taxes.....................................       3,337           2,161
                                                              ----------      ----------
          Total current assets..............................     163,209         200,507
Satellites and equipment, net...............................     312,292         320,725
Construction in process -- Satmex 6 (Note 1)................     125,301          95,092
Concessions, net............................................     460,295         463,521
Prepaid insurance, non current..............................       2,328           3,172
Deferred financing costs, net...............................       5,353           5,929
Other assets................................................         520             332
                                                              ----------      ----------
          Total assets......................................  $1,069,298      $1,089,278
                                                              ==========      ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   13,626      $   13,626
  Accounts payable..........................................       4,226           4,227
  Accrued expenses (Note 1).................................      15,560          18,759
  Interest payable..........................................       5,741          14,196
  Due to related parties....................................       4,520           4,370
  Deferred revenue -- customers.............................          44              39
  Deferred revenue -- Mexican government....................       2,200           2,200
                                                              ----------      ----------
          Total current liabilities.........................      45,917          57,417
Accrued expenses, non current (Note 1)......................       4,337           4,337
Deferred revenue -- Mexican government......................      76,185          76,735
Deferred income taxes.......................................      19,780          19,807
Long-term debt..............................................     542,124         542,374
                                                              ----------      ----------
          Total liabilities.................................     688,343         700,670
                                                              ----------      ----------
Commitments and contingencies (Note 5)
Stockholders' equity:
  Common stock..............................................     383,924         383,547
  Preferred stock...........................................      31,886          31,886
  Accumulated deficit.......................................     (34,855)        (26,825)
                                                              ----------      ----------
          Total stockholders' equity........................     380,955         388,608
                                                              ----------      ----------
          Total liabilities and stockholders' equity........  $1,069,298      $1,089,278
                                                              ==========      ==========

---------------
Note: The December 31, 2001 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
Service revenue.............................................  $ 22,609    $ 33,857
                                                              --------    --------
Operating expenses:
  Satellite operations......................................     4,909       4,995
  Selling and administrative expenses.......................     4,418       5,474
  License and management fees...............................       303       1,112
  Depreciation expense and amortization of concessions......    11,804      11,743
                                                              --------    --------
                                                                21,434      23,324
                                                              --------    --------
Operating income............................................     1,175      10,533
Interest income.............................................       915       3,084
Interest expense and amortization of deferred financing
  costs.....................................................   (10,922)    (16,277)
Net foreign exchange gain (loss)............................       (24)         29
                                                              --------    --------
Loss before income taxes....................................    (8,856)     (2,631)
Deferred income tax benefit.................................     1,203       1,593
                                                              --------    --------
Net loss....................................................    (7,653)     (1,038)
Preferred stock dividend requirement........................      (377)       (377)
                                                              --------    --------
Net loss applicable to common stockholders..................  $ (8,030)   $ (1,415)
                                                              ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
OPERATING ACTIVITIES
Net loss....................................................  $ (7,653)   $ (1,038)
Adjustments to reconcile net loss to operating cash flow:
  Depreciation expense and amortization of concessions......    11,804      11,743
  Amortization of deferred financing costs..................       575         575
  Deferred revenue -- customers.............................         5        (979)
  Deferred revenue -- Mexican Government....................      (550)       (550)
  Deferred income taxes.....................................    (1,203)     (1,593)
  Interest income from restricted and segregated cash.......      (691)     (2,030)
Changes in assets and liabilities:
  Accounts receivable.......................................    (1,789)      2,479
  Prepaid insurance.........................................     1,907       1,867
  Accounts payable and accrued expenses.....................    (3,038)       (589)
  Interest payable..........................................    (4,791)     (8,727)
  Due from/to related parties...............................       576      (4,803)
  Deferred financing costs and other assets.................      (188)       (108)
                                                              --------    --------
Cash flow used in operating activities......................    (5,036)     (3,753)
                                                              --------    --------
INVESTING ACTIVITIES
Use of restricted and segregated cash.......................    29,297       7,000
Construction in progress -- Satmex 6........................   (30,209)     (9,120)
Acquisition of equipment, net...............................      (144)        (93)
                                                              --------    --------
Cash flow used in investing activities......................    (1,056)     (2,213)
                                                              --------    --------
FINANCING ACTIVITIES
Use of restricted and segregated cash.......................       250
Repayment of senior secured notes...........................      (250)       (250)
Repayment of revolving credit facility......................               (10,000)
                                                              --------    --------
Cash flow used in financing activities......................               (10,250)
                                                              --------    --------
Decrease in cash and cash equivalents.......................    (6,092)    (16,216)
Cash and cash equivalents -- beginning of period............    26,194      24,625
                                                              --------    --------
Cash and cash equivalents -- end of period..................  $ 20,102    $  8,409
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $ 20,824    $ 24,390
                                                              ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex
5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in the Latin American region.

     On November 17, 1997, Loral Space & Communications Ltd. (together with its subsidiaries "Loral") and Principia, S.A. de C.V., ("Principia") acquired 75% of the issued and outstanding capital stock of Satmex from the government of Mexico for $647 million through Firmamento Mexicano, S. de R. L. de C.V. ("Firmamento"). Loral owns 65% of Firmamento and Principia owns 35%. Principia holds 51% of Firmamento's voting interests. The remaining 25% of the capital stock of Satmex was retained by the Mexican government.

     In August 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad
1. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, which is scheduled to be launched in the first quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

     On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three months ended March 31, 2002, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of Satmex, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2001.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

3.  ACCOUNTS RECEIVABLE

                                                              MARCH 31,    DECEMBER 31,
                                                                2002           2001
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Customers...................................................   $ 4,773       $ 3,827
Value added tax recoverable.................................       539
Other.......................................................       565           261
Allowance for uncollectible accounts........................    (2,046)       (2,046)
                                                               -------       -------
                                                               $ 3,831       $ 2,042
                                                               =======       =======

4.  SATELLITES AND EQUIPMENT

                                                              MARCH 31,    DECEMBER 31,
                                                                2002           2001
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Satellites..................................................  $409,119       $409,119
Equipment...................................................    25,647         25,647
Furniture and fixtures......................................     6,495          6,321
Leasehold improvements......................................     2,846          2,772
Construction in progress....................................     4,141          4,245
                                                              --------       --------
                                                               448,248        448,104
Accumulated depreciation....................................  (135,956)      (127,379)
                                                              --------       --------
                                                              $312,292       $320,725
                                                              ========       ========

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              MARCH 31,    DECEMBER 31,
                                                                2002           2001
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
AMOUNTS RECEIVABLE:
Enlaces.....................................................  $  3,865       $  3,672
Mexican government agencies.................................     2,780          2,557
Loral.......................................................       117            517
Principia...................................................        12            386
Service companies...........................................                       68
                                                              --------       --------
                                                              $  6,774       $  7,200
                                                              ========       ========
AMOUNTS PAYABLE:
Loral.......................................................  $  2,092       $    768
Principia...................................................         1            109
Service companies...........................................     2,427          3,493
                                                              --------       --------
                                                              $  4,520       $  4,370
                                                              ========       ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

     Transactions with related parties, not otherwise disclosed, are as follows:

  Enlaces

     Enlaces Integra ("Enlaces"), a company owned by Principia and Loral, leases transponder capacity from Satmex. Service revenue from this lease was $84,000 for the three months ended March 31, 2002. Also, Satmex agreed to loan Enlaces up to $5 million of which $3.9 million was outstanding as of March 31, 2002. The loan to Enlaces matures January 4, 2006 and accrues interest at a rate equal to Satmex's weighted average interest cost plus 1%. The maximum available borrowing is $5 million including accrued interest. Further, Enlaces uses services provided from affiliated companies to perform its activities.

  Revenue

     Revenue from related parties, primarily the Mexican government, was $2.4 million and $4.6 million for the three months ended March 31, 2002 and 2001, respectively.

  Replacement Capacity

     Loral Skynet, a wholly owned subsidiary of Loral, billed Satmex $1.6 million and $1.7 million, for the three months ended March 31, 2002 and 2001, respectively, for providing capacity on Loral Skynet satellites.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the three months ended March 31, 2002, no management fee was earned. For the three months ended March 31, 2001, the management fee was $641,000.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the three months ended March 31, 2002 and 2001, the fee was $328,000 and $471,000, respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land equal to 7.5% of appraised value. The rent expense under this agreement was $85,000 and $75,000 for the three months ended March 31, 2002 and 2001, respectively.

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee of 6% of the gross payroll and benefits, excluding payroll taxes. For the three months ended March 31, 2002 and 2001, the fee was $131,000 and $304,000, respectively.

  Guarantee arrangements

     In connection with the loan agreements Firmamento and Servicios have provided and continue to provide guarantees on behalf of the Company.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     Except for the historical information contained herein, the matters discussed in the following Operating and Financial Review and Prospects of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "projects," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company owes significant amounts of money. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. The Company undertakes no obligation to update any forward-looking statements.

     The following should be read in conjunction with the condensed financial statements of the Company for the three months ended March 31, 2002 and 2001 and the audited financial statements and notes thereto of Satmex, included in Satmex's Annual Report on Form 20-F for the year ended December 31, 2001.

OVERVIEW

     Satmex owns and operates two geosynchronous communications satellites, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one business segment and is the leading provider of fixed satellite services ("FSS") to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 35 nations and territories in the Latin American region.

     In August 2000, the Company's Solidaridad 1 satellite ceased operating and was considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1 was insured for $250 million. At the date of the loss, Solidaridad 1 had a net book value of approximately $109.6 million. After deducting prepaid insurance of $1.6 million, the unpaid insurance premiums of $12.5 million and on-going monitoring costs and the excess of the estimated cost over revenue for the currently committed transponder capacity to be provided to customers of $23.2 million, the net gain on the in-orbit failure of Solidaridad 1 was approximately $103.1 million. In December 2001, Satmex reduced the liability for the cost over revenue for the committed transponder capacity to be provided to customers by $7.3 million. This reduction was recorded as additional gain on the in-orbit failure of Solidaridad
1. In January 2001, Satmex received insurance proceeds of approximately $235.3 million, net of the unpaid insurance premiums and related value added tax. Satmex is using the net insurance proceeds towards the construction, launch and insurance of a replacement satellite, Satmex 6, as well as for debt service. Satmex has contracted with Space Systems/Loral, Inc., a wholly owned subsidiary of Loral, to build Satmex 6, which is scheduled to be launched in the first quarter of 2003, and is designed to provide broader coverage and higher power levels than any other satellite currently in the Satmex fleet.

     In April 2001, Satmex 5 experienced temporary difficulties starting the back-up propulsion subsystem of the Xenon Ion Propulsion System ("XIPS"). The XIPS provides station-keeping capability for the satellite. Using procedures provided by the satellite manufacturer, the Company was able to start the back-up propulsion subsystem, and at no time was service on Satmex 5 interrupted. Both the primary and the back-up subsystems are currently operating normally.

     On August 10, 2001, the Mexican government granted licenses to provide satellite service in Mexico to PanAmSat, SES Global, Televisa and Enlaces Integra. PanAmSat registered 11 satellites and SES Global registered seven satellites to provide satellite service in Mexico.

RESULTS OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO MARCH 31,
2001

  Revenue

     Revenue for the first quarter of 2002 was $22.6 million, as compared to $33.9 million for the first quarter of 2001. The decrease is due to lower utilization of Solidaridad 2 and Satmex 5 caused by contract cancellations and non-renewals. As previously disclosed, the transponder lease for the Company's largest customer, Innova, ended on March 31, 2002. Innova represented approximately 7% and 18% of service revenue for the quarters ended March 31, 2002 and 2001, respectively.

  Operating expenses

     Operating expenses decreased to $21.4 million in the first quarter of 2002, from $23.3 million in the first quarter of 2001, as described below.

     Satellite operations. Satellite operations costs, which consist primarily of satellite insurance and the personnel costs related to the operation of the satellites, were $4.9 million for the first quarter of 2002, as compared to $5.0 million in the first quarter of 2001.

     Selling and administrative expenses. Selling and administrative expenses in the first quarter of 2002 were $4.4 million as compared to $5.5 million in the first quarter of 2001. The decrease is primarily due to planned expense and personnel reductions.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the three months ended March 31, 2002, no management fee was earned. For the three months ended March 31, 2001, the management fee was $641,000. Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. For the three months ended March 31, 2002 and 2001, the fee was $328,000 and $471,000, respectively. The license fee decreased due to the Company's lower revenue.

     Depreciation and amortization. Depreciation expense for the first quarter of 2002 was $8.6 million as compared to $8.5 million during the first quarter of 2001. Amortization expense relating to the concessions was $3.2 million in each quarter.

  Interest income

     Interest income for the first quarter of 2002 was $0.9 million as compared to $3.1 million for 2001. The decrease is primarily due to lower levels of restricted and segregated cash available for investment, as well as lower interest rates.

  Interest

     Total interest cost, including $2.2 million of capitalized interest related to the construction of Satmex 6, was $13.1 million in the first quarter of 2002 as compared to $16.3 million for the first quarter of 2001. Total interest cost decreased due to lower average outstanding debt during 2002 and lower interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The Company recorded a net foreign exchange loss of $24,000 in the first quarter of 2002 as compared to a foreign exchange gain of $29,000 in the first quarter of 2001. The peso remained stable against the dollar in each quarter.

  Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences, including tax losses and tax credit carryforwards, using enacted rates.

     On January 1, 2002, the Mexican government enacted a new income tax law that reduces the 35% statutory income tax rate by 1% per year beginning January 1, 2003 through January 1, 2005. The Company recorded a deferred income tax benefit of $1.8 million in 2002 for the effect of this change on its deferred tax assets and liabilities.

     For the three months ended March 31, 2002, the Company recorded a deferred income tax expense of $0.6 million, excluding the deferred income tax benefit of $1.8 million relating to the change in statutory rate, on a loss before income taxes of $8.9 million and a benefit of $1.6 million on a loss of $2.6 million for 2001. The change from 2001 to 2002 relates primarily to the Mexican income tax effect of inflation and currency remeasurement in the current period.

  Preferred stock dividend requirement

     The preferred stock dividend requirement was $377,000 in each quarter.

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2002, the Company had total debt of $555.8 million. At December 31, 2001, a technical default existed with respect to the Company's senior secured notes due to the failure to make a principal prepayment from excess cash flow for the year ended December 31, 2000, as defined under the senior secured note indenture. On April 23, 2002, the Company made the required principal prepayment of $11.9 million, plus accrued interest of $228,000, as well as a principal prepayment for 2001 excess cash flow of $749,000. Concurrently with these payments, the Company retroactively reduced the amount available for borrowing under its revolving credit facility by $34.2 million. The Company believes that the payment on April 23, 2002 cured the technical default of the senior secured notes. At December 31, 2001, the Company classified $12.6 million, representing the 2001 and 2000 principal payments, as current maturities of long-term debt. At March 31, 2002, except as noted above, the Company was in compliance with all covenants governing its debt agreements.

     The Company's primary source of liquidity for working capital purposes is cash flow from operations. At March 31, 2002, the Company had cash and cash equivalents of $20.1 million and following the retroactive reduction, $15.8 million available under its revolving credit facility. At March 31, 2002, Satmex had $122.8 million of restricted and segregated cash of which $37.9 million is available for debt service on the senior secured notes and revolving credit facility and $84.9 million is available for the construction and launch of Satmex 6. The Company believes that the funds available in the restricted and segregated cash account allocated for the construction and launch and cash flow from operations will be sufficient to fund the on-orbit delivery of Satmex 6.

     Cash used and provided. Net cash used in operating activities for the quarter ended March 31, 2002 of $5.0 million, consisted primarily of an increase in accounts receivable of $1.8 million, a decrease in interest payable of $4.8 million, a decrease in accounts payable and accrued expenses of $3.0 million and an increase in deferred financing costs and other assets of $0.2 million, offset by $2.3 million of funds generated by earnings before non-cash items and interest income on the restricted and segregated cash, a net decrease in amounts due from/to related parties of $0.6 million and a decrease in prepaid insurance of $1.9 million. During the first quarter of 2002, Satmex used $4.1 million of the restricted and segregated cash for debt service.

     Cash used in investing activities in the first quarter of 2002 was $1.1 million. Capital expenditures for the first quarter of 2002 were $30.3 million, which included $30.2 million for the construction of Satmex 6.

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$29.3 million of the expenditures for Satmex 6 in the first quarter of 2002, was funded through the use of the restricted and segregated cash account. Substantially all capital expenditures are denominated in U.S. dollars.

     Satmex did not use any cash in financing activities for the quarter ended March 31, 2002, which reflects the repayment of $250,000 of the Company's senior secured notes which was funded through the use of restricted and segregated cash.

OTHER MATTERS

  Insurance Costs

     The Company, like others in the satellite industry is faced with significantly higher premiums for launch and in-orbit insurance and significantly shorter coverage periods than those that have been available in the past, which is due in part to the events of September 11, 2001. This development in the insurance industry will increase the cost of doing business for the Company. The Company intends to pass on such increased cost to its customers. There can be no assurance, however, that it will be able to do so. Insurance market conditions have historically been cyclical in nature. While the Company anticipates that these conditions will improve in the future, there can be no assurance that they will.

RELATED PARTY TRANSACTIONS

     See Footnote 5 -- Balances and Transactions With Related Parties in the notes to unaudited condensed financial statements for a discussion of related party transactions.

ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standard Board ("FASB") issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather be tested at least annually for impairment. The adoption of SFAS 142 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operations of a long-lived asset, except for certain obligations of lessees. The Company is required to adopt SFAS 143 on January 1, 2003. The Company has not yet determined the impact that the adoption of SFAS 143 will have on the Company's financial position or results of operations.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and provisions of APB 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment or a business. The adoption of SFAS 144 on January 1, 2002 did not have an effect on the Company's financial position or results of operations.

     In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 generally requires that any gains or losses on extinguishment of debt in current or prior periods be classified as other income (expense), beginning in fiscal 2003, with early adoption encouraged. The Company is currently evaluating the impact of adopting the provisions of SFAS No. 145 on its financial statements.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: /s/ Cynthia Pelini
                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: May 14, 2002